Mail Stop 3561

      	August 17, 2005

Via U.S. Mail and Facsimile

Mr. Jack Ferguson
Treasurer and Interim Chief Financial Officer
PC Connection, Inc.
730 Milford Road
Merrimack, NH  03054-4631

	Re:	Form 10-K for the Year Ended December 31, 2004
		Form 10-Q for the Quarterly Period Ended March 31, 2005
      File No. 000-23827

Dear Mr. Ferguson:

		We have reviewed your responses as set forth in your letter dated August 11, 2005 to our prior comments on the above referenced filings and have the following additional comments.

Form 10-K for the year Ended December 31, 2004

Controls and Procedures, page 36

1. We note your response to our prior comment 1. Please revise your disclosure in future filings to conclude on the effectiveness of the controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K and Section II.F. of Management`s Reports on Internal Control Over Financial Reporting and
Certification of Disclosure in Exchange Act Periodic Reports, SEC. Release No. 33-8238.

Financial Statements

Note 1. Summary of Significant Accounting Policies, page F-8

2. We note your proposed revisions to clarify whether revenue is recognized upon shipment of the product to the customer or when delivered. Please explain why documentation evidencing delivery of the product is not used and not available when adjusting to
reflect
the recognition of revenue upon delivery.   Tell us how much
product
is generally in transit at each reporting period and the percentage of that amount related to large shipments. That is, when you adjust revenue to reflect recognition upon delivery at each reporting period, tell us how much of the adjustment typically is an estimate and how much is based on actual confirmation of the product being delivered to the customer. Further, tell us how you have determined that your estimates of anticipated delivery are reasonable and the impact on your estimates, if any, due to the increasing drop shipments.

3. We note your response to our prior comment 5 and that you record
vendor allowances based on volume only after related milestones are
met. Please explain the revisions to your estimates relating to vendor consideration resulting in reclassification between cost of goods sold, SG&A and inventory as disclosed, for example, on page 17 of your Form 10-Q for the period ended March 31, 2005. In this regard, clarify why revisions to estimates of excess vendor allowances are necessary if the amount of vendor allowances are known at each reporting period. In addition, we note that the year-over-year increase in your gross profit margin as a percentage of net sales was explained as being due to your refinement of your reclassification of certain vendor consideration proceeds. Please clarify how you refined your reclassifications.

		Please respond to this comment within 10 business days, or tell us when you will provide us with a response. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your response to our comments.

      If you have any questions regarding these comments, please direct them to Donna Di Silvio at (202) 551-3202, or in her absence, to the undersigned at (202) 551-3841.

	Sincerely,



								Michael Moran
								Branch Chief

??

??

??

??

Mr. Jack Ferguson
PC Connection, Inc.
August 17, 2005
Page 1